UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

AMYLIN PHARMACEUTICALS, INC.

(Name of Subject Company)

AMYLIN PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

032346108

(CUSIP Number of Class of Securities)

Daniel M. Bradbury

President and Chief Executive Officer

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

(858) 552-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Nancy Lieberman, Esq.

Ann Beth Stebbins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Schedule 14D-9 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on July 10, 2012 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule 14D-9”), by Amylin Pharmaceuticals, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by B&R Acquisition Company, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”), to purchase all of the issued and outstanding shares of Company common stock, par value $0.001 per share (each, a “Share”) at a purchase price of $31.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), each of which is attached to the Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Bristol-Myers Squibb and certain of its affiliates, including Merger Sub, with the SEC on July 10, 2012. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4.

Explanatory Note:

As contemplated by the proposed settlement of certain litigation described in Item 8 of the Schedule 14D–9 under the heading “Litigation Related to the Offer”, as further described below, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D–9. This supplemental information should be read in conjunction with the Schedule 14D–9, which we urge you to read in its entirety. The defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law but have agreed to provide these additional disclosures as part of the proposed settlement. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing. The additional Company disclosures are as follows:

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) The subsection “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” of Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“Background of the Offer.

In pursuing its objectives of enhancing stockholder value, the Company Board from time to time has considered opportunities for a variety of transactions, including potential strategic alliances, collaborations and business combinations.

On November 7, 2011, the Company entered into the Settlement and Termination Agreement with Eli Lilly pursuant to which the Company and Eli Lilly terminated their exenatide development and commercialization collaboration. In connection with the announcement of the Settlement and Termination Agreement, the Company announced that it would seek a new partner for development and commercialization of exenatide products outside of the United States.

During the period from November 21, 2011 to May 15, 2012, members of the Company’s senior management contacted, or were contacted by, multiple large pharmaceutical companies, including Bristol-Myers Squibb and AstraZeneca PLC (together with its wholly owned subsidiary, AstraZeneca

Pharmaceuticals LP, “AstraZeneca”), to explore their interest in potentially pursuing a collaboration for the commercialization and development of exenatide products outside of the United States. On December 6, 2011, the Company provided a draft confidentiality agreement relating to that process to Bristol-Myers Squibb. During the period December 8, 2011, through January 5, 2012, representatives of the Company and Bristol-Myers Squibb engaged in negotiations regarding the terms of the confidentiality agreement. On January 5, 2012, Bristol-Myers Squibb informed the Company that it would not participate in the Company’s licensing process for an exenatide development and commercialization collaboration outside of the United States given the inability of the parties to reach agreement on the terms of the standstill provision of the confidentiality agreement. AstraZeneca also independently declined the opportunity to engage in discussions to pursue a development and commercialization partnership with the Company outside the United States.

Eight pharmaceutical companies entered into confidentiality agreements with the Company which included a standstill provision, and were given access to an online data room for purposes of conducting due diligence on the Company.

On January 27, 2012, the Company announced that the U.S. Food and Drug Administration (the “FDA”) had approved BYDUREON™ (exenatide extended-release for injectable suspension), the first once-weekly treatment for type 2 diabetes approved by the FDA, which the Company began marketing in the United States in February 2012.

During the period from February 8, 2012 through February 27, 2012, the Company received proposals from three pharmaceutical companies for exenatide commercialization partnerships outside of the United States.

On February 15, 2012, Lamberto Andreotti, Chief Executive Officer of Bristol-Myers Squibb, contacted Daniel M. Bradbury, the Company’s President and Chief Executive Officer. On the call, Mr. Andreotti told Mr. Bradbury that although Bristol-Myers Squibb was not interested in a partnering relationship with the Company, Bristol-Myers Squibb would be interested in discussing the potential acquisition of the Company, indicated that Bristol-Myers Squibb would be prepared to make an offer for 100% of the outstanding Shares at a price of $22.00 per Share in cash and indicated that the proposed price was based on publicly available information and had the potential to be modified following a due diligence review of the Company. Mr. Bradbury informed Mr. Andreotti that the Company was not for sale, but that he would discuss Bristol-Myers Squibb’s proposal with the Company Board. Later that day, Mr. Bradbury received a confidential letter from Mr. Andreotti setting forth Bristol-Myers Squibb’s non-binding proposal to acquire 100% of the outstanding common stock of the Company in a tender offer at a price of $22.00 per Share in cash. Bristol-Myers Squibb’s non-binding proposal was based on public information and was subject to Bristol-Myers Squibb’s completion of satisfactory due diligence, approval of the transaction by the Bristol-Myers Squibb board of directors and the receipt by the Company of the requisite corporate approvals. The proposal represented a premium of 25% to the closing price of the Company Common Stock on February 15, 2012, which was $17.61 per Share.

On February 17, 2012, the Company Board met telephonically. Representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), the Company’s outside counsel were also in attendance. At this meeting, Mr. Bradbury updated the Company Board on the proposal received from Bristol-Myers Squibb and Skadden discussed certain legal matters, including the directors’ fiduciary duties. After discussion, the Company Board established the Business Strategy Committee (which replaced a previously established Partnering Strategy Committee of the Company Board) to assist the Company Board in its consideration of strategic alternatives available to the Company, and delegated to the committee the authority to retain advisors. The members of the Business Strategy Committee of the Company Board were Adrian Adams, Paolo Costa, Alex Denner, Karin Eastham, Joseph Sullivan and Mr. Bradbury. Noting that the Company had received two proposals with respect to potential exenatide commercialization partnering transactions and expected to receive additional proposals in the upcoming weeks, the Company Board determined that it would be desirable to have a more detailed discussion of Bristol-Myers Squibb’s acquisition proposal and the appropriate Company response following the receipt of these commercialization partnership proposals.

On February 20, 2012, the Business Strategy Committee of the Company Board met telephonically, in a meeting attended by members of senior management of the Company, at the committee’s invitation, and representatives of Skadden. At that meeting, the committee considered several potential financial advisors with experience in mergers and acquisitions and the pharmaceutical industry, and determined that the Company should retain Credit Suisse Securities (USA) LLC (“Credit Suisse”) to advise the Company Board with respect to strategic alternatives. Credit Suisse was selected based on its qualifications, experience and reputation. The committee also considered that Credit Suisse had been the Company’s financial advisor in connection with the Settlement and Termination Agreement and had familiarity with the Company, its business and products. In the engagement letter negotiated between Credit Suisse and the Company, the Company agreed to pay Credit Suisse a monthly financial advisory fee of $75,000 per month for 18 months, which monthly amount would be increased to $125,000 per month under circumstances in which the Company received an unsolicited acquisition proposal not recommended or approved by the Company Board, or in the event of a proxy contest with respect to the election of nominees that would constitute the majority of the Company Board (each, an “Acquisition Attempt”). The Company also agreed to pay Credit Suisse a $2,000,000 fee if an Acquisition Attempt occurred and the Company did not enter into an agreement providing for the sale of the Company on or before the 18-month anniversary of the engagement letter, which fee would be increased to $12,000,000 if such Acquisition Attempt was publicly disclosed and was not a proxy contest. The engagement letter also provided that Credit Suisse and the Company would mutually agree on a fee in the event of a proxy contest, which would be no less than $1.5 million for any stockholder meeting occurring after the 2012 annual meeting. In the event of a sale of the Company, the Company agreed to pay Credit Suisse a fee equal to 0.40% of the aggregate consideration paid in a sale transaction. The Credit Suisse engagement letter did not provide for any fee to be paid by the Company to Credit Suisse in the event the Company entered into an alternative transaction that did not involve the sale of the Company. Under the terms of the engagement letter between Credit Suisse and the Company, the fees payable to Credit Suisse would be higher if there were a sale of the Company, than the fees payable if the Company remained independent following an Acquisition Attempt. Mr. Bradbury informed the committee that he had confirmed with representatives of Credit Suisse that Credit Suisse had no material relationship with Bristol-Myers Squibb that potentially could conflict with the interests of the Company in this engagement. The committee also discussed the timing for a response to Bristol-Myers Squibb, and the information the Company Board should consider in determining the appropriate response to Bristol-Myers Squibb.

On February 25, 2012, Mr. Bradbury contacted Mr. Andreotti via e-mail and indicated that Bristol-Myers Squibb’s proposal had been shared with the Company Board and was being considered. Mr. Bradbury also indicated that he would contact Mr. Andreotti in due course once the Company Board had completed its review process.

On February 28, 2012, the Business Strategy Committee of the Company Board met telephonically, in a meeting attended by members of senior management of the Company, at the committee’s invitation, and representatives of Skadden and Credit Suisse. At this meeting, senior management of the Company updated the committee with respect to the three partnering proposals received by the Company, and discussed the potential process for reviewing and evaluating the partnering proposals and the acquisition proposal received from Bristol-Myers Squibb. The Business Strategy Committee met again on March 5, 2012 in advance of a meeting of the full Company Board, and discussed the recommendations it would make to the full Company Board regarding continuing negotiations with respect to a potential commercialization partnership and the acquisition proposal received from Bristol-Myers Squibb. The Business Strategy Committee did not meet as a committee again after March 5, 2012, and all further determinations with respect to the sale of the Company and the consideration of alternative transactions were made by the full Company Board, including all members of the Business Strategy Committee.

The Company Board met on March 5 and 6, 2012 in San Diego, in a meeting attended by members of senior management of the Company and representatives of Skadden and Credit Suisse. A representative of Cooley LLP, outside legal counsel to the Company in connection with a potential equity financing transaction, also attended the meeting. At this meeting, the Company Board reviewed the status of the Company’s partnering discussions, and representatives of Credit Suisse provided a financial analysis of the three partnering proposals received by the Company, which implied a higher valuation for the Company on a stand-alone basis (subject to the risks associated with the realization of the Company’s financial plan) than the price set forth in the February 15, 2012 proposal from Bristol-Myers Squibb. The financial analysis for the three partnering proposals yielded an implied value of $13.25 per Share to $26.20 per Share. The Company Board also received a report from members of senior management on the launch of BYDUREON and early sales results. The Company Board considered that, among other things, BYDUREON had been recently launched in the United States and had the potential to create significant value for the Company’s stockholders, and the interest among large pharmaceutical companies in a commercialization partnership with the Company outside of the United States. In particular, the Company Board considered the opportunity for revenue growth from BYDUREON, which had been recently approved by the FDA for sale in the United States for the treatment of Type 2 diabetes, the growth of the the GLP-1 class as treatment of diabetes, and the attributes of BYDUREON such as weight benefits, reduced glucose monitoring, potential cardiovascular benefits and once-weekly administration. In light of the potential of BYDUREON and the Company Board’s expectation that BYDUREON would be prescribed by an increasing number of physicians as the product launch continued, the terms of the partnering proposals received to date and the preliminary financial analysis of the Company on a stand-alone basis provided by representatives of Credit Suisse, the Company Board determined that it was in the best interests of Company stockholders for the Company to continue with its launch of BYDYREON. Accordingly, the Company Board determined that the proposal from Bristol-Myers Squibb was not in the best interests of the Company stockholders, and instructed Mr. Bradbury to send a written response to Bristol-Myers Squibb rejecting its proposal.

On March 6, 2012, Mr. Bradbury sent a letter to Mr. Andreotti, informing him of the decision of the Company Board.

At the meeting of the Company Board on March 5 and 6, 2012, the Company Board also discussed the advisability of entering into an equity financing transaction to enhance the Company’s cash position, and considered the Company’s then-current financial status, including the Company’s capital structure and balance sheet. The Company Board authorized the Company to offer up to $250 million in new Shares to the public.

On March 15, 2012, Mr. Bradbury contacted Mr. Andreotti via telephone to reiterate the decision of the Company Board, and also indicated that the Company had received term sheets in connection with its ongoing commercialization partnership process and asked if Bristol-Myers Squibb would again consider joining that process. There were no further discussions or negotiations between the Company and Bristol-Myers Squibb at this time, based on the Company Board’s determination that the proposal from Bristol-Myers Squibb was not in the best interests of the Company stockholders, as the proposed offer of $22 per Share represented less potential value for Company stockholders than remaining an independent public company and continuing its efforts to enter into a commercialization partnership outside of the United States.

On March 16, 2012, representatives of Bristol-Myers Squibb contacted representatives of Credit Suisse regarding Bristol-Myers Squibb’s proposal to acquire the Company. At the end of the call, Bristol-Myers Squibb advised Credit Suisse that Bristol-Myers Squibb would not continue discussions with the Company regarding a potential acquisition by Bristol-Myers Squibb.

On March 28, 2012, Bloomberg, citing unnamed sources, reported that the Company had rejected an offer from Bristol-Myers Squibb to acquire the Company at a price of $22.00 per Share. Neither the Company nor Bristol-Myers Squibb commented on the report. The Company Common Stock closed at $23.77 per Share on March 28, 2012, an increase from the $15.39 per Share closing price on March 27, 2012, prior to the news reports.

On April 2, 2012, the Company Board met telephonically, with members of the Company’s senior management and representatives of Skadden in attendance. At the meeting, the Company Board determined that the advice of a second financial advisor with expertise in mergers and acquisitions in the pharmaceutical industry would be useful to the Company Board and would assist Company Board members in any actions the Company Board would consider with respect to strategic alternatives available to the Company. The determination to retain a second financial advisor was not based on any perceived conflict of Credit Suisse. After considering the qualifications of several potential financial advisors, the Company Board determined to retain Goldman, Sachs & Co. (“Goldman Sachs”) as an additional financial advisor to the Company to advise the Company Board with respect to strategic alternatives. The Company selected Goldman Sachs based on its qualifications, experience and reputation. Representatives of Goldman Sachs informed the Company that Goldman Sachs reviews potential investment banking assignments through a centralized process to determine, among other things, whether they present an actual or potential conflict of interest in light of its other business activities, that Goldman Sachs considered its engagement by the Company pursuant to this process and that, based on its review, concluded that, in its opinion, it had no conflict of interest that prevented it from accepting the engagement. Representatives of Goldman Sachs informed the Company that Goldman Sachs and its affiliates, and other funds or entities in which they invest or co-invest, may purchase, sell, hold or vote long or share positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company and third parties that might be considered by the Company Board in its review of strategic alternatives available to the Company. Based on information contained in the Form 13F filed by The Goldman Sachs Group, Inc. with the SEC on May 15, 2012, Goldman Sachs and its affiliates owned as of the date covered by such report approximately (i) 3,074,216 Shares, or approximately 1.88% of the Shares (calculated based on 163,768,702 Shares issued and outstanding as reported in this Schedule 14D-9), (ii) 121,590 ordinary shares, or approximately .01% of the issued and outstanding ordinary shares of AstraZeneca (calculated based on 1,258,941,342 ordinary shares issued and outstanding as reported on AstraZeneca’s most recent Form 6-K filed with the SEC) and (iii) 4,900,457 shares, or approximately .29% of the common stock of Bristol-Myers Squibb (calculated based on 1,679,022,076 shares of common stock issued and outstanding as reported on Bristol-Myers Squibb’s most recent Form 10-Q filed with the SEC). In the engagement letter negotiated between Goldman Sachs and the Company, the Company agreed to pay Goldman Sachs a monthly financial advisory fee of $75,000 per month for 18 months, which monthly amount would be increased to $125,000 per month under circumstances in which (i) the Company or its stockholders received a written offer or proposal with respect to the acquisition of, or business combination involving, at least 50% of the Company or its assets, businesses or securities, (ii) the Company received an unsolicited acquisition proposal not recommended or approved by the Company Board, or (iii) in the event of a proxy contest with respect to the election of nominees that would constitute the majority of the Company Board (each, an “Unsolicited Acquisition Attempt”). The Company also agreed to pay Goldman Sachs a $2,000,000 fee if no GS Acquisition Attempt is publicly disclosed on or before the 18-month anniversary of the engagement letter, which fee would be increased to $12,000,000 if an Unsolicited Acquisition Attempt, other than a proxy contest, was publicly disclosed and had expired or been withdrawn or terminated on or before the 18-month anniversary of the engagement letter. The engagement letter also provided that Goldman Sachs and the Company would mutually agree on a fee in the event of a proxy contest, which would be no less than $1.5 million for any stockholder meeting occurring after the 2012 annual meeting. In the event of a sale of the Company, the Company agreed to pay Goldman Sachs a fee equal to 0.40% of the aggregate consideration paid in a sale transaction. In the event the Company entered into an alternative transaction not involving the sale of the Company (such as a strategic alliance or commercialization partnership), the Company agreed to pay Goldman Sachs a fee of $2,000,000. Under the terms of the engagement letter between Goldman Sachs and the Company, the fees payable to Goldman Sachs would be higher if there were a sale of the Company, than the fees payable if the Company entered into an alternative transaction or remained independent following an Unsolicited Acquisition Attempt.

On April 9, 2012, the Company Board met telephonically, with members of the Company’s senior management and with representatives of Skadden, Credit Suisse and Goldman Sachs in attendance. Mr. Bradbury provided an update to the Company Board on the status of discussions with potential commercialization partners. Also at this meeting, representatives of Credit Suisse and Goldman Sachs discussed the current market environment and certain strategic alternatives available to the Company, including remaining an independent company and pursuing a commercialization partnership outside of the United States, continuing the commercialization partnership process and considering the sale of the Company at a later date, pursuing a commercialization partnership while concurrently commencing a process to explore the sale of the Company and abandoning the commercialization partnership process to pursue a sale of the Company.

On April 17, 2012, the Company Board met in New York, with members of the Company’s senior management and representatives of Skadden, Credit Suisse and Goldman Sachs in attendance. At this meeting, the Company Board received presentations from senior management of the Company on the commercial launch of BYDUREON and management’s sales forecasts. Senior management of the Company reported that although it was early in the launch, BYDUREON sales were in line with the Company’s financial plan and the sales force was continuing to actively call on physicians. Representatives of each of Credit Suisse and Goldman Sachs reviewed for the Company Board their respective preliminary financial analysis and discussed certain strategic alternatives available to the Company, including pursuing a commercialization partnership outside of the United States, delaying the commercialization partnership process until more information is available on the launch of BYDUREON, pursuing a commercialization partnership while concurrently commencing a process to explore the sale of the Company and commencing a process to sell the Company. Each of the financial advisors also discussed the trading price of the Shares following the publication of the Bloomberg article reporting that the Company had received an offer from Bristol-Myers Squibb. Representatives of Skadden reviewed for the Company Board the fiduciary duties of directors under various scenarios and discussed other matters. The Company Board considered the potential benefits of continuing to pursue a commercialization partnership, the risks and uncertainties associated with the launch of BYDUREON and the potential interest by large pharmaceutical companies in acquiring the Company. After discussion, the Company Board determined that it was advisable to explore strategic alternatives to maximize stockholder value, including a potential sale of the Company, while continuing discussions and negotiations with potential commercialization partners.

On April 19, 2012, the Company Board met telephonically, with members of senior management and with representatives of Skadden, Credit Suisse and Goldman Sachs in attendance. At this meeting, representatives of each of Credit Suisse and Goldman Sachs discussed with the Company Board potential large pharmaceutical companies that might be interested in acquiring the Company, discussed certain process alternatives and recommended a private process of soliciting interest from potential acquirers. The Company Board determined that a private process of soliciting interest was preferable to a public auction because the launch of BYDUREON was in the early stages and it was important that the Company’s sales force remained focused on the launch and not be distracted by a public process for selling the Company. The Company Board considered the large pharmaceutical companies identified by the financial advisors as parties that might be interested in acquiring the Company, and authorized representatives of Credit Suisse and Goldman Sachs, and members of the Company’s senior management to contact 12 of the parties so identified. The criteria used in identifying parties with potential interest in acquiring the Company included market capitalization and enterprise value of such parties, their available cash resources, their respective credit ratings, whether they had participated in the commercialization partnership process and the diabetes compounds being commercialized or developed by each of them. The Company did not contact potential financial buyers because the Company Board determined with the advice of its financial advisors that financial buyers would likely not be interested in acquiring the Company and that a strategic buyer with experience commercializing or developing diabetes compounds would likely be able to offer a higher purchase price due to the potential synergies that could be achieved in a combination with the Company.

At the direction of the Company Board, during the period between April 19 and April 25, 2012, representatives of Credit Suisse and Goldman Sachs, and members of the Company’s senior management contacted 12 large pharmaceutical companies several of whom had been involved in discussions regarding a commercialization partnership for exenatide products outside of the United States. The potential bidders were selected based on their financial capability and their strategic interest in diabetes, including Bristol-Myers Squibb and AstraZeneca. Nine of those companies contacted indicated that they would be interested in considering a potential transaction to acquire the Company, and three of those parties declined the opportunity without specifying their reasons for declining. In addition, Goldman Sachs received one unsolicited inquiry from a pharmaceutical company that was not initially contacted by representatives of Credit Suisse and Goldman Sachs, or by Mr. Bradbury. Following the initial contact, a form of confidentiality agreement, which included a standstill period, was sent to nine potential buyers who indicated interest in considering a transaction to acquire the Company. A confidentiality agreement was not sent to the party that made the unsolicited inquiry, as the Company’s financial advisors were informed by such party that it was not interested in participating in the sale process. One of the twelve large pharmaceutical companies contacted, referred to herein as Party A, told representatives of Credit Suisse and Goldman Sachs that it was interested in considering a transaction to acquire the Company, however it would not agree to the proposed standstill period in the confidentiality agreement, and accordingly, would consider submitting a bid for the Company based on publicly available information.

As part of the process described above, on April 23, 2012, Mr. Bradbury contacted Mr. Andreotti to inform him that the Company Board had decided to explore strategic alternatives for the Company including a potential sale, and to inquire as to whether Bristol-Myers Squibb was interested in participating in the process. Mr. Andreotti indicated that he would need to consider a potential acquisition of the Company with the members of Bristol-Myers Squibb’s senior management team and would thereafter contact Mr. Bradbury to inform him whether Bristol-Myers Squibb would participate in the process.

On May 3, 2012, Mr. Andreotti contacted Mr. Bradbury and informed him that Bristol-Myers Squibb had determined that the products of the Company would be most valuable if the framework of Bristol-Myers Squibb’s ongoing collaboration with AstraZeneca were expanded to include the Company’s products. Mr. Andreotti expressed Bristol-Myers Squibb’s intention to work with AstraZeneca on a collaboration to follow the potential acquisition of the Company by Bristol-Myers Squibb. After consultation with the Company’s legal and financial advisors, the Company agreed to permit Bristol-Myers Squibb and AstraZeneca to work together in connection with Bristol-Myers Squibb’s proposed acquisition of the Company, and the provision allowing Bristol-Myers Squibb and AstraZeneca to discuss and share Amylin confidential information was included in the form of confidentiality agreement signed by each of Bristol-Myers Squibb and AstraZeneca. The Company agreed to permit Bristol-Myers Squibb and AstraZeneca to work together because it believed that doing so would result in a higher bid than Bristol-Myers Squibb would offer without the ability to collaborate with AstraZeneca following an acquisition by Bristol-Myers Squibb of the Company. Bristol-Myers Squibb did not provide the Company detail with respect to its potential collaboration with AstraZeneca were Bristol-Myers Squibb to acquire the Company.

On May 4, 2012, Mr. David Brennan, the then Chief Executive Officer of AstraZeneca contacted Mr. Bradbury and confirmed that AstraZeneca would be working with Bristol-Myers Squibb regarding a collaboration with Bristol-Myers Squibb to follow Bristol-Myers Squibb’s proposed acquisition of the Company rather than participating directly in the Company’s sale process. Mr. Brennan also confirmed that AstraZeneca would not be interested in pursuing a transaction to acquire the Company on its own, but would consider working with Bristol-Myers Squibb on a collaboration to follow the potential acquisition of the Company by Bristol-Myers Squibb.

During the period from May 4 through May 8, 2012, representatives of Bristol-Myers Squibb and Skadden negotiated the terms of a confidentiality agreement between the Company and Bristol-Myers Squibb, which was executed and delivered by each of the parties on May 8, 2012. AstraZeneca entered into a similar confidentiality agreement with the Company on the same date.

Eight parties, including Bristol-Myers Squibb and AstraZeneca, signed confidentiality agreements and received access to an electronic data room which contained certain business and operational data of the Company for purposes of conducting due diligence on the Company. Bid process letters dated May 8, 2012 were distributed to each of the eight parties with instructions to submit by May 24, 2012 a non-binding proposal to acquire 100% of the common stock of the Company, containing such bidder’s proposed offer price per Share, any conditions to such bidder’s offer, any required approvals and other specified information. During the period from April 30, 2012 through May 23, 2012, each of the participating parties conducted a due diligence review of the Company and its business, and had access to the management of the Company for question and answer sessions. A number of the parties had previously undertaken a limited due diligence review in connection with the earlier partnering transaction and process.

On May 14 and 15, 2012, the Company Board met in San Diego, with members of the Company’s senior management and representatives of Skadden, Credit Suisse and Goldman Sachs in attendance. At this meeting, the Company Board received an update on the sales process from the Company’s management and from its financial advisors, including the significant level of activity in the data room and questions and comments received from potential acquirers, which included their key areas of diligence, their views on the launch of BYDUREON, their views on the Company’s research and development activities and their expectations for the GLP-1 class of diabetes treatments. The Company Board determined that regular updates from the Company’s senior management and its legal and financial advisors were desirable, and instructed the Company’s senior management to establish a weekly telephonic update call for the Company Board. During the period from May 25 through June 15, 2012, the Company Board received weekly updates on the status of the process from the Company’s senior management and its legal and financial advisors.

On May 23, 2012, Party A submitted a non-binding proposal to acquire the Company at a price of $28.00-$31.00 per Share in cash, based on publicly available information. On May 24, 2012, another party out of the nine potential buyers that indicated interest, referred to herein as Party B, submitted a non-binding proposal to acquire the Company at a price of $32.00 per Share in cash. Also on May 24, 2012, Bristol-Myers Squibb submitted a non-binding proposal to acquire the Company at a price of $25.00-$27.00 per Share. Bristol-Myers Squibb’s letter noted its intention to collaborate with AstraZeneca following its acquisition of the Company.

On May 29, 2012, the Company Board met telephonically with members of the Company’s senior management and representatives of Skadden, Goldman Sachs and Credit Suisse in attendance. At this meeting, Mr. Bradbury provided the Company Board with an update on the transaction process and the proposals received to date.

On May 29, 2012, representatives of Credit Suisse contacted Bristol-Myers Squibb and advised them that the price range proposed by Bristol-Myers was lower than proposals received by the Company from other participants in the Company’s sale process. Credit Suisse proposed that a telephone call be scheduled for Mr. Bradbury to further discuss Bristol-Myers Squibb’s proposal with Mr. Andreotti.

On May 30, 2012, Mr. Andreotti spoke with Mr. Bradbury regarding Bristol Myers Squibb’s proposal. Mr. Andreotti indicated that Bristol-Myers Squibb remained serious in its efforts to acquire the Company and was committed to continuing its participation in the Company’s sale process.

On the same day, a third party out of the nine potential buyers that indicated interest referred to herein as Party C, submitted a non-binding proposal to acquire the Company at a price of $27.00-$29.00 per Share.

On May 30, 2012, the Company and Party A executed a confidentiality agreement which included a standstill provision, and Party A received access to the electronic data room.

On June 1, 2012, the Company Board met telephonically with members of the Company’s senior management and representatives of Skadden, Goldman Sachs and Credit Suisse in attendance. At that meeting, Mr. Bradbury reviewed for the Company Board proposals that had been received from potential buyers and representatives of Goldman Sachs and Credit Suisse described the process and timeline for the submission of final bids.

Following the meeting, the Company invited each of Party A, Party B, Party C, and Bristol-Myers Squibb (together with AstraZeneca as its partner in their proposed subsequent collaboration) to participate in the second round of the sale process. Only Party A, Party B, Party C and Bristol-Myers Squibb (together with AstraZeneca as its partner in their proposed subsequent collaboration) were invited to participate in the second round of the sale process because the other participants in the first round of the sales process had indicated to the Company that they were not interested in pursuing an acquisition of the Company and no additional parties could be identified using the criteria previously determined by the Company Board (market capitalization and enterprise value, available cash resources, credit rating, whether they had participated in the commercialization partnership process and the diabetes compounds being commercialized or developed by each of them). The Company had no further discussions or negotiations with the other four parties who had entered into confidentiality agreements with the Company and conducted due diligence, but declined to submit proposals to acquire the Company. None of those parties disclosed to the Company their specific reasons for not continuing their participation in the sales process.

On June 11, 2012, a second round process letter was distributed to each of Party A, Party B, Party C and Bristol-Myers Squibb, instructing them to submit final binding bids no later than June 27, 2012. A draft merger agreement prepared by Skadden was distributed to the potential bidders, with instructions to submit to Skadden no later than June 24, 2012 mark-ups of the draft merger agreement in a form they would be prepared to execute. The draft merger agreement included customary terms for a public company acquisition transaction including a top-up option to purchase, subject to certain limitations, newly issued Company Common Stock in order to increase its ownership in the Company to the threshold necessary to complete the Merger pursuant to the short-form merger statute of the DGCL. The draft merger agreement also included provisions requiring that from the closing of the tender offer until the effective time of the Merger at least three members of the Company Board who were independent for purposes of Rule 10A-3 under the Exchange Act be permitted to remain on the Company Board, and that the members of the audit committee of the Company Board immediately prior to the date of the merger agreement remain as the sole members of the audit committee of the Company Board. The purpose of the foregoing provisions was to ensure that the Company could enforce its rights under the merger agreement through the audit committee, notwithstanding the fact that an acquirer would be entitled to appoint a majority of the members of the Company Board from and after the closing of the tender offer. Except as relates to the foregoing provisions of the merger agreement, there were no discussions with any of the potential bidders with respect to the placement of Company Board members on the board of directors of any such bidder or the Company after the consummation of a sale transaction. In addition, the draft merger agreement included a provision which required the buyer to assume the Company’s obligations to Eli Lilly under the Settlement and Termination Agreement and related documents. During the month of June, each of Party A, Party B, Party C and Bristol-Myers Squibb (together with AstraZeneca as its partner in their proposed subsequent collaboration) continued its due diligence review and received an in-person presentation from Company management. In addition, during the month of June, Party B, Party C and Bristol-Myers Squibb (together with AstraZeneca as its partner in their proposed subsequent collaboration) visited the Company’s manufacturing facilities in Ohio. During this phase of the process, potential bidders were given access to extensive business, commercial and scientific information with respect to the Company and each had numerous due diligence calls with the Company and its advisors.

On June 15, 2012, Party A indicated that it was withdrawing from the process and would not submit a proposal to acquire the Company based on unspecified strategic reasons which were not shared with the Company.

On June 24, 2012, Kirkland & Ellis, LLP (“K&E”), legal counsel to Bristol-Myers Squibb, delivered a mark-up of the draft merger agreement to Skadden, which included a requirement that certain stockholders of the Company enter into an agreement to tender their Shares into a tender offer by Bristol-Myers Squibb for the Company Common Stock.

On June 26, 2012, Party B indicated that it was withdrawing from the process and would not submit a proposal to acquire the Company because it could not get to a valuation that it believed would be acceptable to the Company Board. Party B had been encouraged by representatives of the Company and its financial advisors to submit a final binding bid with a price that was at least as high as the price in its initial non-binding proposal.

On June 27, 2012, Party C indicated that it was withdrawing from the process and would not submit a proposal to acquire the Company because it could not get to a valuation that it believed would be acceptable to the Company Board. Party C had been encouraged to increase the price in its initial non-binding proposal if it wanted its bid to be competitive with other bidders. Party C indicated that it would be interested in a global partnership with the Company if the sale process were not completed, however, Party C did not specify the terms of any such arrangement.

On June 27, 2012, Bristol-Myers Squibb submitted a definitive proposal to acquire 100% of the outstanding Company Common Stock for $31.00 per Share in cash. Bristol-Myers Squibb’s letter noted its intention to collaborate with AstraZeneca following its acquisition of the Company. The proposal represented an 11% premium to the closing price of the Company Common Stock on June 27, 2012, which was $28.04 per Share, and a 101% premium to the closing price of the Company Common Stock on March 27, 2012, the day before the news reports of a potential offer to acquire the Company. On the same day, Mr. Andreotti called Mr. Bradbury and confirmed Bristol-Myers Squibb’s interest in acquiring the Company as expeditiously as possible. Later that day, representatives of Credit Suisse and Goldman Sachs, as instructed by senior management of the Company, contacted each of Party B and Party C to confirm that they would not be submitting definitive proposals. Each of Party B and Party C confirmed to representatives of Credit Suisse and Goldman Sachs that they had withdrawn from the process and would not be submitting definitive proposals to acquire the Company.

The Company Board met telephonically on June 28, 2012, with members of senior management and representatives of Credit Suisse, Goldman Sachs and Skadden in attendance. At this meeting, representatives of Skadden reviewed for the Company Board their fiduciary duties. Mr. Bradbury informed the Company Board that Party B and Party C had withdrawn from the process, although Party C, without providing any specific terms had indicated that it would be interested in a global partnership with the Company if the sale process were not completed. He also informed the Company Board that Bristol-Myers Squibb had submitted a definitive proposal to acquire the Company at $31.00 per Share in cash . Also, at this meeting representatives of Credit Suisse and Goldman Sachs reviewed the terms of the definitive proposal submitted by Bristol-Myers Squibb. The Company Board discussed whether there was any likelihood of the Company receiving an offer to acquire the Company from any other potential acquirer at a price higher than the price included in the Bristol-Myers Squibb definitive proposal, and the uncertainty and lack of specificity with respect to Party C’s indication that it would be interested in a global partnership with the Company if the sale process were not completed. The Company Board also discussed whether the definitive proposal submitted by Bristol-Myers Squibb included the highest price Bristol-Myers Squibb would be willing to pay for the Company, and determined that the Company should continue to seek a higher price from Bristol-Myers Squibb. The Company Board instructed Mr. Bradbury to call Mr. Andreotti and ask Bristol-Myers Squibb to increase the purchase price in its definitive proposal to $32.00 per Share.

Following the meeting of the Company Board on June 28, 2012, Mr. Bradbury called Mr. Andreotti and requested that Bristol-Myers Squibb increase the purchase price in its definitive proposal to $32.00 per Share. Mr. Andreotti asked whether the Company would be willing to execute an exclusivity agreement, pursuant to which the Company would agree not to have further discussions with respect to a potential business combination transaction with any other parties while it negotiated exclusively with Bristol-Myers Squibb, and inquired about the willingness of the Company to provide to Bristol-Meyers Squibb and its representatives access to certain technical diligence material that had not yet been provided for review. Mr. Andreotti also informed Mr. Bradbury that he would discuss the request with his advisors and with AstraZeneca. Shortly thereafter, K&E sent to Skadden a form of exclusivity agreement, which provided for an exclusivity period expiring on July 2, 2012.

Later on June 28, 2012, Mr. Andreotti contacted Mr. Bradbury and informed him that discussions among members of senior management of Bristol-Myers Squibb were continuing, as was the consideration of the potential effects of Mr. Bradbury’s request on the post-acquisition collaboration between Bristol-Myers Squibb and AstraZeneca. Mr. Andreotti also reiterated the need for Bristol-Myers Squibb to complete its due diligence review and for Bristol-Myers Squibb to be granted exclusivity should it decide to continue in negotiations with the Company.

During the next several hours, representatives of Credit Suisse and Goldman Sachs, representatives of Citigroup Global Markets, Inc. and Evercore Partners Inc., financial advisors to Bristol-Myers Squibb, and members of senior management of Bristol-Myers Squibb, held discussions regarding an increase in the purchase price to $32.00 per Share. Mr. Bradbury held discussions with Elliott Sigal, Executive Vice President, Chief Scientific Officer and President, R&D of Bristol-Myers Squibb and member of Bristol-Myers Squibb’s board of directors and Demetrios Kydonieus, Vice President, Strategy, Alliances and Transactions of Bristol-Myers Squibb to discuss an increase in the purchase price to $32.00 per Share. Later that day, Dr. Sigal called Mr. Bradbury and told Mr. Bradbury that he had discussed the request for an increase in the purchase price internally with Bristol-Myers Squibb’s advisors and with AstraZeneca and the Company’s advisors, and that Bristol-Myers Squibb was not willing to increase the price from $31.00 per Share, as set forth in the definitive proposal previously delivered to the Company. Dr. Sigal informed Mr. Bradbury that Bristol-Myers Squibb was interested in moving forward with negotiations immediately, and reiterated Bristol-Myers Squibb’s desire to reach a definitive agreement quickly. Shortly thereafter, after consulting with several members of the Company Board, as well as with the Company’s financial advisors and senior management, Mr. Bradbury called Dr. Sigal and agreed to move forward at a price of $31.00 per Share, to execute the Exclusivity Agreement and to provide the technical diligence material that had not yet been provided for review. The full Company Board did not meet to consider moving forward at a price of $31.00 per Share on an exclusive basis, but such actions were undertaken by Mr. Bradbury after consulting with several members of the Company Board, as well as with the Company’s financial advisors and senior management, with any final transaction terms subject to full Company Board approval. Following this call, review of this technical due diligence information took place involving representatives of the Company, Bristol-Myers Squibb and AstraZeneca. Bristol-Myers Squibb and the Company then executed the Exclusivity Agreement. Although representatives of AstraZeneca participated in technical due diligence discussions, the Company’s senior management and legal and financial advisors did not negotiate the terms of the transaction with AstraZeneca, and negotiated exclusively with representatives of Bristol-Myers Squibb.

Later that day, representatives of Skadden delivered a revised draft of the merger agreement to K&E, and negotiated the terms of the definitive agreement and related documents, including a Support Agreement to be executed by certain members of the Company’s senior management who owned an aggregate of 4,823,527 Shares (including Shares represented by vested and unvested Company Stock Options they held), or approximately 3% of the Shares (taking into account, for purposes of determining the aggregate Shares, the Company’s outstanding Shares and assuming the exercise of only the vested and unvested Company Stock Options held by the stockholders who entered into the Support Agreement). The Support Agreement does not contain any provisions with respect to the continued employment of Mr. Bradbury or any other member of senior management, and does not otherwise provide for any compensation payable to any member of senior management in connection with the consummation of the transaction. The definitive agreement included a top-up option which is more fully described under “Item 8. Additional Information—Top-Up Option” below.

On June 29, 2012, the Company Board met telephonically, with representatives of Credit Suisse, Goldman Sachs and Skadden in attendance, to discuss the definitive proposal from Bristol-Myers Squibb. Mr. Bradbury described for the Company Board the discussions between representatives of Bristol-Myers Squibb and the Company regarding the price per Share to be paid by Bristol-Myers Squibb, and informed the Company Board that Bristol-Myers Squibb was unwilling to increase the price per Share to $32.00. The Company Board was willing to consider a price of $31.00 per Share from Bristol-Myers Squibb because it determined that it was the best and highest price that Bristol-Myers Squibb would pay for the Company, and the value offered to holders of Shares was more favorable than the potential value of remaining an independent public company and partnering with a large pharmaceutical company to commercialize exenatide outside of the United States. Representatives of Skadden reviewed with the Company Board the material terms in the draft merger agreement. Representatives of Credit Suisse summarized Credit’s Suisse’s analysis of the proposed transaction consideration and rendered to the Company Board its oral opinion, subsequently confirmed in writing, that as of June 29, 2012, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse as set forth in such written opinion, the consideration of

$31.00 per Share in cash to be received by the stockholders of the Company pursuant to the Merger Agreement was fair from a financial point of view to such stockholders, as discussed below in “—Opinion of Credit Suisse.” Such opinion is attached to this Schedule 14D-9 as Annex B. Representatives of Goldman Sachs summarized Goldman Sachs’ analysis of the proposed transaction consideration and rendered to the Company Board its oral opinion, subsequently confirmed in writing, that as of June 29, 2012, and based upon and subject to the factors and assumptions set forth in such written opinion, the consideration of $31.00 per Share in cash to be paid to the stockholders of the Company (other than Bristol-Myers and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such stockholders, as discussed below in “—Opinion of Goldman Sachs.” Such opinion is attached to this Schedule 14D-9 as Annex C.

The Company Board considered the potential value of remaining an independent public company and partnering with a large pharmaceutical company to commercialize exenatide products outside of the United States, the risks and uncertainties associated with the launch of BYDUREON and the value of the Offer and Merger to the stockholders of the Company. The reasons considered by the Company Board are more fully described below in “—Reasons for the Recommendation.”

Following consideration of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Company Board unanimously (i) approved and declared advisable the Merger Agreement, the Offer , the Merger and the other transactions contemplated by the Merger Agreement; (ii) determined that the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and the Company stockholders; (iii) authorized and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iv) recommended that the Company stockholders accept the Offer, tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement at a meeting of stockholders duly called and held for such purposes. Immediately following the meeting of the Company Board, the compensation committee of the Company Board reviewed the terms of, and approved, certain Company employment compensation and employee benefit arrangements with respect to the employees of the Company, as more fully described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements, Arrangements with Current Executive Officer and Directors of the Company—Effect of the Merger Agreement on Equity Awards”, “—Change in Control Severance Plan” and “—Employee Benefit Matters.”

After the close of trading on the NASDAQ Stock Market on June 29, 2012, the Company, Bristol-Myers Squibb and Merger Sub executed the Merger Agreement, and at approximately 9:00 p.m., Eastern Standard Time, the Company and Bristol-Myers Squibb issued a joint press release announcing the execution of the Merger Agreement and the forthcoming announcement of a tender offer to acquire all of the outstanding Company Common Stock at a price of $31.00 per Share in cash. The press release is filed as Exhibit (a)(6) to this Schedule 14D-9, and is hereby incorporated herein by reference.

On July 10, 2012, Merger Sub commenced the Offer, and the Company filed this Schedule 14D-9.”

(b) The subsection “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisors—Credit Suisse” of Item 4 of the Schedule 14D-9 is hereby amended and supplements as follows:

(i) The subsection “—Discounted Cash Flow Analysis” is hereby amended and supplemented by adding the following sentence as the penultimate sentence to the first paragraph of such subsection:

“In choosing the select publicly traded comparable companies, Credit Suisse focused on public companies in the life sciences sector that were similar in size and stage of development to the Company, particularly those companies with similar market capitalization and revenue and with a portfolio of both commercial-stage and development-stage products.”

(ii) The subsection “—Selected Companies Analyses” is hereby amended and supplemented by adding the following language to the end of the penultimate sentence to the first paragraph of such subsection:

“, as Credit Suisse focused on public companies in the life sciences sector that were similar in size and stage of development to the Company, particularly those companies with similar market capitalization and revenue and that had a portfolio of both commercial-stage and development-stage products.”

(iii) The subsection “—Selected Acquisitions Analysis” is hereby amended and supplemented by adding the following sentence after the fifth sentence of the first paragraph of such subsection:

“Credit Suisse selected the transactions utilized for its analysis based on a number of factors, including the date of transaction, the size of transaction and the nature of the business of the target company. In particular, Credit Suisse focused on transactions announced after December 1, 2007, with transaction values under $10 billion, and involving target companies in the life sciences sector with a commercial-stage product.”

(iv) The subsection “—Miscellaneous” is hereby amended and supplemented by deleting the second and third paragraphs of such subsection and replacing them with the following:

“Credit Suisse and its affiliates have in the past provided and in the future may provide, investment banking and other financial services to the Company and its affiliates, for which Credit Suisse and our affiliates have received, and would expect to receive, compensation, including during the two year period prior to the date of Credit Suisse’s opinion (i) in November 2011, having acted as the sole financial advisor to the Company in connection with its $1.6 billion acquisition of worldwide rights to exenatide, for which Credit Suisse received $8 million in fees, and (ii) in March 2012, having acted as the sole bookrunner on the Company’s $207 million equity financing, for which Credit Suisse received $3.5 million in fees. Credit Suisse and its affiliates also have in the past provided, are currently providing and in the future may provide investment banking and other financial services to Bristol-Myers Squibb and its affiliates, including during the two-year period prior to the date of Credit Suisse’s opinion, acting as a lender and in other capacities under certain credit facilities of Bristol-Myers Squibb and certain of its affiliates. The Company has been advised that between September 2010 and June 2012, Bristol-Myers Squibb paid Credit Suisse aggregate fees of less than $400,000 for certain services related to derivative transactions. The Company has been advised that Credit Suisse has not received any fees from AstraZeneca during the two-year period prior to the date of Credit Suisse’s opinion. In February 2012, Credit Suisse earned a fee of approximately $21.5 million in connection with its engagement by Inhibitex, Inc. in its sale to Bristol-Myers Squibb. Credit Suisse was engaged by Inhibitex, Inc. on December 2, 2011, and the transaction closed on February 15, 2012. Credit Suisse and its affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, Bristol-Myers Squibb, AstraZeneca and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Bristol-Myers Squibb, AstraZeneca, certain of their respective affiliates and any other company that may be involved in the Offer and the Merger, as well as provide investment banking and other financial services to such companies.

Under the terms of Credit Suisse’s engagement, the Company has agreed to pay Credit Suisse a monthly retainer fee of $75,000, which is fully creditable against the aggregate fee of approximately $27.9 million that the Company has agreed to pay Credit Suisse for its financial advisory services in connection with the Offer and the Merger, over 95% of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse Credit Suisse for its reasonable expenses, including fees and expenses of legal counsel retained by Credit Suisse, and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.”

(c) The subsection “Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisors—Goldman Sachs” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(i) The subsection “—Selected Companies Analysis” is hereby amended and supplemented by:

deleting the note marked by an asterisk to the first and third chart of such subsection and replacing it with the following:

“*NM means not meaningful because the multiple was negative or very high due to negative or minimal EBITDA.”

deleting the paragraph following the first chart in such subsection and replacing it with the following:

“Although none of the selected companies is directly comparable to the Company, the mid-cap companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain current operations of the Company and the large-cap companies were chosen because they are publicly traded companies that would be similar to the operations of the Company toward the end of the estimated projection period.”

adding the following paragraph to the end of such subsection:

“This analysis was undertaken in order to assist Goldman Sachs and the Company Board in understanding how selected companies within the biotechnology and biopharmaceuticals industries were then currently trading with respect to certain commonly used financial metrics and in understanding how the shares of the Company were trading compared to such companies.”

(ii) The subsection “—Selected Transactions Analysis” is hereby amended and supplemented by:

deleting the lead-in to the first chart in such subsection and replacing it with the following:

“Goldman Sachs analyzed certain information relating to the following selected transactions in the pharmaceuticals industry since September 2006 with an enterprise value greater than $735 million:”

deleting the note marked by an asterisk to the first chart of such subsection and replacing it with the following:

“*NM means not meaningful because the multiple was negative or very high due to negative or minimal EBITDA.”

adding the following paragraph to the end of such subsection:

“This analysis was undertaken in order to assist Goldman Sachs and the Company Board in understanding how the EV/LTM Sales and EV/EBITDA multiples for the various selected transactions compared with the same multiples implied by the proposed transaction.”

(iii) The subsection “—Illustrative Discounted Cash Flow Analysis” is hereby amended and supplemented by deleting the first paragraph of such subsection and replacing it with the following:

“Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Projections. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years 2012 through 2024 using discount rates ranging from 10.0% to 13.0%, reflecting estimates of the Company’s weighted average cost of capital. Goldman Sachs used a range of discount rates from 10.0% to 13.0% derived by application of the Capital Asset Pricing Model, which takes into account certain Company-specific metrics, including the Company’s target capital structure, cost of long-term debt, Projection tax rate and historical beta for the Company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs calculated implied prices per Share using illustrative terminal values in the year 2024 based on terminal perpetuity growth rates of 0.00% to 3.00%. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Projections and market expectations regarding long-term real growth of gross domestic product and inflation. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 10.0% to 13.0%. This analysis resulted in a range of illustrative per Share value indications of $20.89-$40.54. In the illustrative discounted cash flow analyses described in this paragraph, unlevered free cash flow, which is the Company’s projected EBITDA, minus taxes (calculated by multiplying the tax rate contained in the Company’s forecasts by the Company’s projected EBIT), minus its projected capital expenditures and minus the projected increase in net working capital, was calculated using the Projections. In addition, stock based compensation expense was treated as a cash expense for purposes of determining unlevered free cash flow.”

(iv) Deleting the penultimate paragraph of the subsection “Opinion of the Company’s Financial Advisors—Goldman Sachs” and replacing it with the following:

“Goldman Sachs and its affiliates are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Bristol-Myers Squibb, any of their respective affiliates and third parties, including AstraZeneca, which the Company advised Goldman Sachs will be party to collaboration arrangements regarding the development and marketing of the Company’s portfolio of products, or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement for the accounts of Goldman Sachs and its affiliates and their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. During the two year period ended June 29, 2012, except for services described in the immediately preceding sentence, Goldman Sachs has not been engaged by the Company or its affiliates to provide services for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs has provided certain investment banking services to Bristol-Myers Squibb and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as a participant in Bristol-Myers Squibb’s $1.5 billion revolving credit facility since September 2011. During the two year period ended June 29, 2012, the Investment Banking Division of Goldman Sachs has received compensation for services provided to Bristol-Myers Squibb and its affiliates of less than $4 million. Goldman Sachs has also provided certain investment banking services to AstraZeneca and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as a participant in AstraZeneca’s extension of its $125 million loan facility in December 2010; and having acted as a participant in AstraZeneca’s $375 million revolving credit facility since April 2012. During the two year period ended June 29, 2012, the Investment Banking Division of Goldman Sachs has received compensation for services provided to AstraZeneca and its affiliates of less than $2 million. Goldman Sachs may also in the future provide investment banking services to the Company, Bristol-Myers Squibb, AstraZeneca and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.”

ITEM 8.	ADDITIONAL INFORMATION.

(a) The subsection “Litigation Related to the Offer—Icahn Litigation” of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the end of the first paragraph of such subsection:

“Mr. Bradbury and representatives of Skadden kept the Company Board informed of the status of these discussions, as well as developments in the action described below.”

(b) The subsection “Litigation Related to the Offer—Class Action Litigation” of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph to the end of such subsection:

“On July 27, 2012, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the Consolidated Delaware Action, pending in the Court of Chancery of the State of Delaware, entered into a memorandum of understanding (the “MOU”) setting forth an agreement-in-principle to settle all claims related thereto. In connection with the MOU, the Company agreed to amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures set forth herein (the “Supplemental Disclosures”). The settlement is subject to, among other items, the execution of a stipulation of settlement and final approval by the Court of Chancery, as well as the Merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of the previously and conditionally certified class of Company stockholders from all claims concerning or arising out of the Offer, the Merger, the Merger Agreement, and the disclosures relating to the foregoing. The foregoing description of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU which is filed as Exhibit (a)(5)(L).”

(c) The subsection “Certain Company Projections” of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentences to the end of the fourth paragraph of such subsection:

“The probability assumptions applied to the Projections for weekly exenatide suspension revenues and monthly exenatide suspension revenues were determined by Company management, and are based on the views of Company management with respect to the likelihood of technical success and FDA approval for the products, taking into account the fact that both products are line extensions of an existing product. The Company has not yet completed long term safety and efficacy studies for either product. The probability adjustment applied to weekly exenatide suspension revenues reflects a higher probability of technical success relative to the monthly exenatide suspension product for which the Company has remaining development activities to complete.”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description

(a)(5)(L)	Memorandum of Understanding, entered into as of July 27, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Schedule 14D-9 is true, complete and correct.

AMYLIN PHARMACEUTICALS, INC.

By:	/s/ Harry J. Leonhardt
Name:	Harry J. Leonhardt
Title:	Senior Vice President, Legal and Compliance, and Corporate Secretary

Dated: July 27, 2012

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